SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OSSEN INNOVATION CO. LTD.

(NAME OF ISSUER)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G67908106

(CUSIP NUMBER)

Dongying Ling

16/F, No. 518, Shangcheng Road

Pudong District, Shanghai

People’s Republic of China

+86 21 6888 8886

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Acme Innovation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Pujiang International Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Elegant Kindness Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Liang Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (the “Amendment No.4”) amends and supplements the statements on Schedule 13D that was originally filed on August 20, 2010 (as subsequently amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 17, 2018, the Amendment No. 2 filed under Schedule 13D/A on October 12, 2018, and the Amendment No.3 filed under Schedule 13D/A on December 17, 2020) (the “Schedule 13D”) jointly by Acme Innovation Limited (“Acme”), Pujiang International Group Limited (“Pujiang”), Elegant Kindness Limited (“Elegant”) and Liang Tang (“Dr. Tang”, together with Acme, Pujiang and Elegant, the “Reporting Persons”). The class of equity securities to which this statement relates is: ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Ossen Innovation Co. Ltd., a British Virgin Islands company (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Capitalized terms used and not defined in this Amendment No.4 shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On September 9, 2021, an extraordinary general meeting of the shareholders of the Company was held at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the execution, delivery and performance of the Merger Agreement, the articles of merger and plan of merger and the consummation of the transactions contemplated thereby, including the Merger, and authorized each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the articles of merger and the plan of merger and the consummation of the transactions contemplated thereby, including the Merger.

On September 9, 2021, 2021, the Company and Merger Sub filed the articles of merger and a plan of merger (the “Plan of Merger”) with the Registrar of Corporate Affairs in the BVI, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), except as described below, (i) each Ordinary Share (other than Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$1.70 per Share in cash and without interest and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with each Ordinary Share represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive US$5.10 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated June 30, 2020 by and among the Company, the Bank of New York Mellon, and all holders and beneficial owners from time to time of ADSs issued thereunder). The following Shares of the Company were not converted into the right to receive the consideration described in the immediately preceding sentence: (a) Ordinary Shares (including ADSs corresponding to such Shares) beneficially owned by Pujiang (the “Rollover Shares”); (b) Ordinary Shares (the “Dissenting Shares”) owned by holders of Ordinary Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”); and (c) Ordinary Shares (if any) owned by the Company or any direct or indirect wholly-owned subsidiaries of the Company (or held in the Company’s treasury) and Ordinary Shares held by the Parent or any of its subsidiaries ((a), (b) and (c) collectively, the “Excluded Shares”). Each Excluded Share (excluding the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, was cancelled and ceased to exist, and no merger consideration was delivered with respect thereto. Each Dissenting Share was cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.

As the result of the Merger, the ADSs will cease to trade on the NASDAQ on September 10, 2021 and became eligible for delisting from NASDAQ and termination of registration pursuant to applicable Laws and rules and policies of the NASDAQ.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment or previously reported in the Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) September 9, 2021.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2021

ACME INNOVATION LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

PUJIANG INTERNATIONAL GROUP LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

ELEGANT KINDNESS LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

/s/ Liang Tang
Liang Tang